UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Aurora Metals (BVI) Ltd.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G0630P 10 5
(CUSIP Number of Class of Securities)
William Schara
141 Adelaide Street West
Suite 420
Toronto, Ontario M5H 3L5
(416) 363-8238
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
April 17, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	G0630P 10 5

1	NAME OF REPORTING PERSON Nevoro Inc. S.S. or I.R.S. Identification No. of Above Person N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,251,783*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,251,783*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.3%**

14	TYPE OF REPORTING PERSON

CO
* Beneficial ownership of the Common Shares (as defined below) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Shares (as defined below) for the purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of this percentage is based on representations by the Shareholders (as defined below) that they collectively, as of April 17, 2008, beneficially own an aggregate of 10,251,783 Common Shares (as defined below) of the 19,981,476 Common Shares (as defined below) issued and outstanding.

CUSIP No.	G0630P 10 5

1	NAME OF REPORTING PERSON Nevoro Platinum Inc. S.S. or I.R.S. Identification No. of Above Person N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,251,783*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,251,783*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.3%**

14	TYPE OF REPORTING PERSON

CO
* Beneficial ownership of the Common Shares (as defined below) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined below) described in Item 3 and Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Shares (as defined below) for the purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of this percentage is based on representations by the Shareholders (as defined below) that they collectively, as of April 17, 2008, beneficially own an aggregate of 10,251,783 Common Shares (as defined below) of the 19,981,476 Common Shares (as defined below) issued and outstanding.

Item 1.	Security and Issuer
     This statement on Schedule 13D (the “Statement”) relates to the common shares (the “Common Shares”) of Aurora Metals (BVI) Limited (the “Company”), a limited liability company registered under the BVI Business Companies Act, 2004 (as amended). The Company’s principal executive offices are located at Suite 204, 3540 West 41st Avenue, Vancouver, British Columbia, Canada V6N 3E6.

Item 2.	Identity and Background
     This statement is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:
     (i) Nevoro Inc., a corporation existing under the laws of Canada (“Nevoro”). The address of the principal office of Nevoro is 141 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 3L5 and
     (ii) Nevoro Platinum Inc., a corporation existing under the laws of British Columbia, Canada (“Nevoro Platinum”, and together with Nevoro, the “Reporting Persons”). The address of the principal office of Nevoro Platinum is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.
     Nevoro is a Canadian exploration company, listed on the Toronto Stock Exchange (the “TSX”), currently focused on the discovery of precious metals in Nevada, USA. Nevoro Platinum is a wholly-owned subsidiary of Nevoro formed for the purpose of merging with the Company such that the merged company becomes a wholly-owned subsidiary of Nevoro.
     The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth in Annex A hereto, and is incorporated herein by reference.
     During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 hereof, the Reporting Persons have entered into voting agreements (the terms of which are hereby incorporated by reference) (the “Voting Agreements”) with Irena Annandale-James, Cigma Metals Corporation, Eurasia Gold Fields Inc., International Mining and Finance Corp., David Jenkins, Monterey Consolidated Services P/L (Lorodaca Superfund A/C), A. Cameron Richardson, Georg Schnura, Soil Biogenics Limited, Alistair R. Turner and Watershed Capital Holdings Inc. (collectively, the “Shareholders”). The Shareholders entered into the Voting Agreements as an inducement to the Reporting Persons to enter into the arrangement agreement described in Item 4 (the terms of which are hereby incorporated by reference) (the “Arrangement Agreement”). The Reporting Persons have not paid any funds to the Shareholders in connection with the execution and delivery of the Voting Agreements.
     Pursuant to the terms and conditions of the Arrangement Agreement, holders of Common Shares of the Company are entitled to receive one common share of Nevoro for each Common Share of the Company that they owned immediately prior to the effective time of the plan of arrangement (the “Arrangement”).

Item 4.	Purpose of Transaction
     On April 17, 2008 the Reporting Persons and the Company entered into Arrangement Agreement pursuant to which it was agreed, subject to the terms and conditions contained in the Arrangement Agreement, that Subco and Aurora will merge and continue as one corporation with the same effect as if there were amalgamated, through a court approved statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, each Aurora common share will be cancelled and the holders thereof will receive, for each such Aurora common share, one Nevoro common share.
     The completion of the Arrangement is subject to a number of conditions precedent, including, among other things, that the Company shall have continued into the province of British Columbia, the parties shall have complied with all covenants and obligations, under the Arrangement Agreement and that the Arrangement is approved by at least 2/3 of the shareholders of the Company attending, in person or by proxy, the special meeting of shareholders to approve the Arrangement. In addition, the closing of the Arrangement is subject to court and regulatory approvals. A copy of the Arrangement Agreement is included as Exhibit 2 hereto and the description of the Arrangement Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.
     In order to induce the Reporting Persons to enter into the Arrangement Agreement, each of the Shareholders has entered into a Voting Agreement with the Reporting Persons, dated as of April 17, 2008. Pursuant to the Voting Agreements, each of the Shareholders has agreed, among other things, that in any circumstance upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement is sought that the Shareholder will cause it Common Shares to be voted (i) in favour of the Arrangement, the Arrangement Agreement and each of the transactions contemplated by the Arrangement Agreement (or any substantially similar transaction), (ii) in favour of any other matter necessary for the consummation of the Arrangement, and (iii) against any Acquisition Proposal (as defined in the Arrangement Agreement). A copy of the form of the Voting Agreements is included as Exhibit 3 hereto and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference.
     The Shareholders have represented to the Reporting Persons that, as at April 17, 2008, they were the beneficial owners of an aggregate of 10,251,783 Common Shares. These Common Shares represent in the aggregate approximately 51.3% of the issued and outstanding Common Shares of the Company.

     It is intended that upon completion of the Arrangement, the directors and officers of the Company shall resign and be replaced by nominees of Nevoro.
     Upon completion of the Arrangement, the Company will become a wholly-owned subsidiary of Nevoro.
     Upon completion of the Arrangement the constitutional documents of the surviving corporation shall be those of Aurora until the same shall be altered or amended or until new constitutional documents are adopted as provided therein.
     Subject to applicable laws, the Reporting Persons intend to cause the Company to take steps toward the termination of its public reporting requirements under applicable U.S. securities laws and to delist the Common Shares from the OTC Bulletin Board.
     The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.
     Except as set forth above and in the Arrangement Agreement, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)	Upon the Voting Agreements becoming effective, the Reporting Persons may be deemed to have acquired “beneficial ownership” (based on the definition of such term in Rule 13d-3 under the Act) of 10,251,783 Common Shares, representing approximately 51.3% of the outstanding Common Shares. The calculation of this percentage is based on representations by the Shareholders that they collectively, as of April 17, 2008, beneficially own an aggregate of 10,251,783 Common Shares.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Nevoro or Nevoro Platinum that they are the beneficial owners of any of the Common Shares subject to the Voting Agreements for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)	The Reporting Persons may be deemed, by virtue of the entering into of the Voting Agreements, to have the sole power to direct the voting and disposition of 10,251,783 Common Shares of the Company.

(c)	Except with respect to the entering into of the Voting Agreements as described in Items 3 and 4 above, within the last 60 days there have been no reportable transactions related to the Common Shares by the persons named in Item 2.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth under Items 3, 4 and 5 and the agreements set forth in Exhibits 2, 3 and 4 are incorporated herein by reference. Except for: (i) the Voting Agreements described in Items 3 and 4 above; (ii) the Arrangement Agreement described in Items 3 and 4 above, and (iii) the grid promissory note between Nevoro and Aurora (the “Grid Note”) described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     Nevoro and Aurora have executed the Grid Note under which Aurora can receive loans of up to C$500,000, in the aggregate, from Nevoro. The loans will be secured by a mortgage of Aurora’s interest in certain mining properties in the state of Montana and are subject to an interest rate equal to the prime rate, as quoted by the Royal Bank of Canada, plus 2% per annum. The Grid Note becomes payable on 90 days notice by Nevoro, but in no event later than January 1, 2009, and can be satisfied, at Nevoro’s option, in part or in full by the issuance of common shares of Aurora, the value of each common share issued shall be the lesser of (i) C$0.03 and (ii) 75% of the previous 20-day volume weighed average trading price of the common shares of Aurora at such time.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated as of April 18, 2008 between Nevoro Inc. and Nevoro Platinum Inc.

Exhibit 99.2	Arrangement Agreement dated as of April 17, 2008, by and among Nevoro Inc., Nevoro Platinum Inc. and Aurora Metals (BVI) Limited.

Exhibit 99.3	Form of Voting Agreement dated as of April 17, 2008 among Nevoro Inc., Nevoro Platinum Inc. and various shareholders.

Exhibit 99.4	Grid Note dated as of April 17, 2008 between Nevoro Inc. and Aurora Metals (BVI) Limited.

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this herein is true, complete and correct.
Dated: April 18, 2008

NEVORO INC.

By: (signed) “William V. Schara”
Name: William Schara
Title: President and Chief Executive Officer

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this herein is true, complete and correct.
Dated: April 18, 2008

NEVORO PLATINUM INC.

By: (signed) “William V. Schara”
Name: William Schara
Title: President

ANNEX A
Executive Officers and Directors of Nevoro Inc.
     The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Nevoro Inc. are set forth below. If no address is given, the business address is 141 Adelaide Street West, Suite 420, Toronto, Ontario, Canada, M5H 3L5.

Name, Title and		Name and Address of Organization in
Address	Principal Occupation	which Principal Occupation is Conducted	Citizenship
Victor H. Bradley	Corporate Director	Nevoro Inc.	United Kingdom & Canada
Executive Deputy Chairman

Ken Brook	Vice President Exploration	Nevoro Inc.	United States
Vice President,
Exploration

Steven Dawson	Vice President Corporate	Nevoro Inc.	Canada
Vice President,	Development
Corporate Development

Mel Klohn	Consultant	Nevoro Inc.	United States
Director

James Ladner	Consultant	Nevoro Inc.	Switzerland
Director

Philip S. Martin	Consultant	Nevoro Inc.	United Kingdom & Canada
Director

Tim Read	Corporate Director	Nevoro Inc.	United Kingdom
Chairman

Sean Roosen	Chief Executive Officer	Osisko Exploration Ltd.	Canada
Director		2140 Saint-Mathieu
Montreal, Quebec
Canada H3H 2J4

William Schara	President and Chief	Nevoro Inc.	United States
President, Chief	Executive Officer
Executive Officer and Director

Rimma Tumarkin	Chief Financial Officer	Nevoro Inc.	Canada
Chief Financial Officer

Talya Ziv-Av	Vice President Legal	Nevoro Inc.	Israel & Canada
Vice President Legal	Affairs and Corporate
Affairs and Corporate	Secretary
Secretary

Executive Officers and Directors of Nevoro Platinum Inc.
     The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Nevoro Platinum Inc. are set forth below. If no address is given, the business address is Suite 1700, Park Place, 666 Burrard Street Vancouver, British Columbia, Canada V6C 2X8.

Name, Title and		Name and Address of Organization in
Address	Principal Occupation	which Principal Occupation is Conducted	Citizenship
William Schara	President and Chief	Nevoro Inc.	United States
President and Director	Executive Officer

Talya Ziv-Av	Vice President	Nevoro Inc.	Israel & Canada
Corporate Secretary and Director	Legal Affairs and Corporate Secretary